PAGE 1

                                   S.E.C. Filing

                            DELAWARE OTSEGO CORPORATION
                                      SC 13D
                                 January 31, 1996

                             Filed: February 12, 1996


                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

SCHEDULE 13D

                    Under the Securities Exchange Act of 1934*

DELAWARE OTSEGO CORPORATION
-----------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $.12 1/2 per share
-----------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    246244 10 7
-----------------------------------------------------------------------------
                                  (CUSIP Number)

                                  Alan A. Rudnick
                          Vice President-General Counsel
                              and Corporate Secretary
                               901 East Cary Street
                             Richmond, Virginia 23219
------------------------------------------------------------------------------
              Name, Address and Telephone Number of Person Authorized
                      to receive Notices and Communications)

January 31, 1996
------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following
box   OE.

Check the following box if a fee is being paid with this statement.   XOE.








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             PAGE 2


CUSIP NO. 246244 10 7

1.    NAME OF REPORTING PERSONS             CSX Corporation

      S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS             62-1051971

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)    [    ]
      (b)    [    ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

NUMBER OF                      7.     SOLE VOTING POWER                  0

SHARES                         8.     SHARED VOTING POWER          100,000

BENEFICIALLY                   9.     SOLE DISPOSITIVE POWER             0

OWNED BY EACH                  10.    SHARED DISPOSITIVE POWER    100,000

PERSON WITH

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      100,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             OE

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             6.0%

14.   TYPE OF REPORTING PERSON              CO












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             PAGE 3


CUSIP NO. 246244 10 7

1.    NAME OF REPORTING PERSONS             CSX Transportation, Inc.

      S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS             54-6000720

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)    [    ]
      (b)    [    ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS    WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

NUMBER OF                      7.     SOLE VOTING POWER                  0

SHARES                         8.     SHARED VOTING POWER          100,000

BENEFICIALLY                   9.     SOLE DISPOSITIVE POWER             0

OWNED BY EACH                  10.    SHARED DISPOSITIVE POWER    100,000

PERSON WITH

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      100,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

             OE

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             6.0%

14.   TYPE OF REPORTING PERSON              CO












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             PAGE 4


Item 1.      SECURITY AND ISSUER

      This statement relates to the Common Stock, par value 12 1/2 cents (the "Common Stock"), of Delaware Otsego Corporation, a New York corporation (the "Issuer"), which has its principal executive offices at 1 Railroad Avenue, Cooperstown, New York 13326.

Item 2.      IDENTITY AND BACKGROUND

      This statement is filed on behalf of (i) CSX Corporation, a Virginia corporation ("CSX"), which has its principal executive offices at 901 East Cary Street, Richmond, Virginia 23219, and (ii) CSX Transportation, Inc., a Virginia corporation ("CSXT"), which has its principal executive offices at 500 Water Street, Jacksonville, Florida 32202. CSXT is a wholly-owned subsidiary of CSX. CSX is a transportation holding company and CSXT is engaged in railroad operations.

      The names of the executive officers and directors of CSX, their business or residence addresses and their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer's or director's business address is CSX Corporation, 901 East Cary Street, Richmond, Virginia 23219.

      NAME                     PRINCIPAL OCCUPATION
      ----                     --------------------
Edward L. Addison              Director; Retired Chairman and CEO, The Southern
                               Company, 111 Sabine Drive, Pensacola, Florida
                               32561.

Elizabeth E. Bailey            Director; John C. Hower Professor of Public
                               Policy and Management, The Wharton School,
                               University of Pennsylvania, Suite 3100,
                               Steinberg Hall, Dietrick Hall, Philadelphia,
                               Pennsylvania 19104-6372.

Robert L. Burrus, Jr.          Director; Partner and Chairman, McGuire, Woods,
                               Battle & Boothe, L.L.P., 901 East Cary Street,
                               Richmond, Virginia 23219.

Bruce C. Gottwald              Director; Chairman and CEO, Ethyl Corporation,
                               330 S. Fourth Street, Richmond, Virginia 23219.

John R. Hall                   Director; Chairman and CEO, Ashland, Inc., 1000
                               Ashland Drive, Ashland, Kentucky 41114.

Robert D. Kunisch              Director; Chairman, President and CEO, PHH
                               Corporation, 11333 McCormick Road, Hunt Valley,
                               Maryland 21031.

Hugh L. McColl, Jr.            Director; Chairman and CEO, NationsBank Corp.,
                               NationsBank Corporate Center, 100 N. Tryon
                               Street, Charlotte, North Carolina 28255-0011.
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             PAGE 5


James W. McGlothlin            Director; Chairman and CEO, The United Company,
                               1005 Glenway Avenue, Bristol, Virginia 24201.

Southwood J. Morcott           Director; Chairman and CEO, Dana Corporation,
                               4500 Dorr Street, Toledo, Ohio 43615.

Charles E. Rice                Director; Chairman and CEO, Barnett Banks Inc.,
                               50 North Laura Street, Jacksonville, Florida
                               32202.

William C. Richardson          Director; President and CEO, W. K. Kellogg
                               Foundation, 1 Michigan Avenue East, Battle
                               Creek, Michigan 49017-4058.

Frank S. Royal, M.D.           Director; Physician, 1122 North 25th Street,
                               Suite A, Richmond, Virginia 23223.

John W. Snow                   Director; Chairman, President and CEO.

Mark G. Aron                   Executive Vice President-Law and Public Affairs.

Sally B. Basso                 Vice President-Compensation and Benefits.

James Ermer                    Executive Vice President-Corporate Planning and
                               Development.

Andrew B. Fogarty              Vice President-Audit and Advisory Services.

Paul R. Goodwin                Executive Vice President-Finance.

Thomas E. Hoppin               Vice President-Corporate Communications.

Richard H. Klem                Vice President-Corporate Strategy.

Jesse R. Mohorovic             Vice President-Executive Department.

James P. Peter                 Vice President-Taxes.

Woodruff M. Price              Vice President-Federal Affairs.

Alan A. Rudnick                Vice President-General Counsel and Corporate
                               Secretary.

Michael J. Ruehling            Vice President-State Relations.

James A. Searle, Jr.           Vice President-Special Projects.

Peter J. Shudtz                General Counsel.

William H. Sparrow             Vice President-Capital Planning and Budgeting.

Gregory R. Weber               Vice President, Controller and Treasurer.


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             PAGE 6


      The names of the executive officers and directors of CSXT, their business or residence addresses and their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer's or director's business address is CSX Transportation, Inc., 500 Water Street, Jacksonville, Florida 32202.

     NAME                      PRINCIPAL OCCUPATION
     ----                      --------------------
Mark G. Aron                   Director; Executive Vice President-Law and
                               Public Affairs of CSX Corporation, 901 East Cary
                               Street, Richmond, Virginia 23219.

Alvin R. Carpenter             Director; President and CEO.

Paul R. Goodwin                Director; Executive Vice President-Finance of
                               CSX Corporation, 901 East Cary Street, Richmond,
                               Virginia 23219.

Gerald L. Nichols              Director; Executive Vice-President and COO.

John W. Snow                   Director; Chairman of the Board; Chairman,
                               President and CEO of CSX Corporation, 90l East
                               Cary Street, Richmond, Virginia 23219.

John F. Andrews                Senior Vice-President-Technology.

Duane H. Cassidy               Senior Vice-President-Sales and Marketing.

Donald D. Davis                Senior Vice President-Employee Relations.

P. Michael Giftos              Senior Vice-President-Law and Public Affairs and
                               General Counsel.

Carl N. Taylor                 Senior Vice-President-Engineering and
                               Mechanical.

Michael J. Ward                Senior Vice-President-Finance.

      During the past five years, none of CSX, CSXT or any of their executive officers and directors has been convicted in a criminal proceeding or been a party to a civil proceeding of a type described in part (d) or (e) of Item 2. Each such executive officer and director is a United States citizen.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate purchase price of $1,000,000 was paid by CSXT from working capital.





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             PAGE 7


Item 4.      PURPOSE OF TRANSACTION

      CSXT acquired the shares of Common Stock for investment purposes. None of CSX, CSXT or any of the individuals named in Item 2 above currently has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER

      (a) CSXT is the holder of the 100,000 shares (the "Shares") of the Common Stock, which represents approximately 6.0% of the Issuer's outstanding Common Stock. CSX may be deemed to share beneficial ownership of the Shares by virtue of its ownership of all of the capital stock of CSXT.

      (b)    See Cover Pages, Items 7, 8, 9 and 10.

      (c) CSXT purchased the Shares on January 31, 1996 in a private placement from the Issuer at a per share price of $10.00.

      (d)    None.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             None

Item 7.      MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 -  Agreement relating to the filing of joint acquisition statements

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CSX CORPORATION

                               By:    /s/ John W. Snow
                                      ----------------
                                      John W. Snow
                                      Chairman, President &
                                      Chief Executive Officer
February 12, 1996

                                      CSX TRANSPORTATION, INC.

                               By:    /s/ John W. Snow
                                      ----------------
                                      John W. Snow
                                      Chairman
February 12, 1996



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